--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              TREND MINING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Thomas S. Kaplan
                            c/o William Natbony, Esq.
                           Katten Muchin Rosenman LLP
                               575 Madison Avenue
                               New York, NY 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 17, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Thomas Scott Kaplan
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     23,006,532 (comprised of 1,000,000 shares held by Tigris
                     Financial Group Ltd.,18,443,693 shares held by Electrum LLC and 3,562,839 shares held by LCM Holdings LDC)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            23,006,532 (comprised of 1,000,000 shares held by Tigris
    WITH             Financial Group Ltd.,18,443,693 shares held by Electrum LLC and 3,562,839 shares held by LCM Holdings LDC)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,006,532 (comprised of 1,000,000 shares held by Tigris Financial Group Ltd.,18,443,693 shares held by Electrum LLC and 3,562,839 shares held by LCM Holdings LDC)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 5 amends the statement on Schedule 13D (the "Schedule 13D") filed on October 4, 2000, by Thomas Scott Kaplan, as amended by Amendment No. 1 filed on February 14, 2001, Amendment No. 2 filed on May 23, 2001, Amendment No. 3 filed by Mr. Kaplan and his wife Dafna Kaplan on November 21, 2003, and Amendment No. 4 filed by Thomas Scott Kaplan on February 13, 2004, relating to shares of Common Stock, par value $0.01 per share ("Common Stock") of Trend Mining Company (the "Company"). The purpose of this Amendment No. 5 is to report, and to reflect certain changes in Mr. Kaplan's beneficial ownership resulting from, the readjustment of the terms of certain loans and warrants. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended to date.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) are hereby amended and restated to read as follows:

      (a) As of August 21, 2006, Mr. Kaplan beneficially owns 23,006,532 shares of Common Stock, comprised of:

            (i) An aggregate of 18,443,693 shares held by Electrum consisting of (1) 5,765,742 shares of Common Stock held outright; (2) 6,949,761 shares underlying Common Stock purchase warrants which are excercisable at an exercise price of $0.25 per share, and (4) 2,864,095 shares of Common Stock and 2,864,095 shares underlying warrants which are exercisable at an exercise price of $0.25 per share, which shares and warrants are issuable to Electrum upon conversion of convertible debt held by Electrum. As sole voting trustee pursuant to a voting trust agreement with Electrum, Mr. Kaplan is deemed to beneficially own the foregoing securities for purposes of
                  Section 13(d) of the Exchange Act;

            (ii) 1,000,000 shares of Common Stock held by Tigris. As the sole stockholder of Tigris, Mr. Kaplan is deemed to beneficially own such shares for purposes of Section 13(d) of the Exchange Act;

            (iii) An aggregate of 3,562,839 shares held by LCM consisting of (1)
                  1,458,254 shares of Common Stock held outright; (2) 113,413 shares of Common Stock underlying Common Stock purchase warrants which are exercisable at an exercise price of $0.25 per share; and (3) 995,586 shares of Common Stock and an additional 995,586 shares of Common Stock underlying Common Stock purchase warrants which are exercisable at an exercise price of $0.25 per share, which shares and warrants are issuable to LCM upon conversion of convertible debt held by LCM. As sole voting trustee pursuant to a voting trust agreement with LCM, Mr. Kaplan is deemed to beneficially own the foregoing securities for purposes of Section 13(d) of the Exchange Act.

            Based upon 40,969,669 shares of Common Stock outstanding as of May 9, 2006, as reported in the Company's Form 10-QSB filed with the SEC on May 15, 2006, the foregoing shares of Common Stock that may be deemed to be beneficially owned by the Mr. Kaplan , in the aggregate, constitute approximately 41.3% of the shares of Common Stock outstanding (assuming conversion of all warrants, convertible debt and warrants underlying convertible debt beneficially owned by Mr. Kaplan).

      (b) Mr. Kaplan has the sole power to vote or direct the vote and sole power to dispose of the shares that are held by Tigris, Electrum and LCM.

Item 5(c) is hereby amended as follows:

      (c) Set forth below are all transactions of the Reporting Persons reportable under Section 5(c) of Schedule 13D not previously reported in the Schedule 13D. All such transactions were with the Company.

            On August 17, 2006, various lenders of the Company, including LCM and Electrum, entered into an amendment to previous loan agreements, pursuant to which the terms of convertible debt held by such lenders were adjusted as follows: (1) the maturity date of all such convertible debt was extended by two years and (2) the conversion price of the notes into units was reduced from $1.25 per share to $0.21 per share, each unit consisting of one share of common stock of the Company and one five-year warrant exercisable at $0.25 per share (reduced from $1.50 per share). In addition, the exercise price and expiration date of all warrants held by the lenders was reduced to $0.25 and the expiration date of all such warrants was extended by five years. In addition, the Company granted to the lenders a 90 day option to convert interest payable as of June 30, 2006 into shares of common stock of the Company at a conversion price of $0.10 per share. On August 17, 2006, LCM and Electrum elected to convert all interest payable as of June 30, 2006 and received 558,080 and 1,682,530 shares, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following paragraph is hereby added at the end of Item 6:

      (17) On August 17, 2006, various lenders of the Company, including LCM and Electrum, entered into an amendment to previous loan agreements, pursuant to which the terms of convertible debt held by such lenders were adjusted as follows: (1) the maturity date of all such convertible debt was extended by two years and (2) the conversion price of the notes into units was reduced from $1.25 per share to $0.21 per share, each unit consisting of one share of common stock of the Company and one five-year warrant exercisable at $0.25 per share (reduced from $1.50 per share). In addition, the exercise price and expiration date of all warrants held by the lenders was reduced to $0.25 and the expiration date of all such warrants was extended by five years. In addition, the Company granted to the lenders a 90 day option to convert interest payable as of June 30, 2006 into shares of common stock of the Company at a conversion price of $0.10 per share. On August 17, 2006, LCM and Electrum elected to convert all interest payable as of June 30, 2006 and received 558,080 and 1,682,530 shares, respectively.

Item 7. Material to be filed as Exhibits

Item 7 is hereby amended and restated to read as follows:

Exhibit 1: Voting Trust Agreement, dated March 31, 2000, between Mr. Kaplan and

Electrum LLC (incorporated by reference to Mr. Kaplan's Schedule 13D filed with the Securities and Exchange Commission on October 4, 2000)

Exhibit 2: Amendment to Voting Trust Agreement, dated March 30, 2001, between Mr. Kaplan and Electrum LLC (incorporated by reference to Mr. Kaplan's Schedule 13D filed with the Securities and Exchange Commission on May 23, 2001)

Exhibit 3: Voting Trust Agreement, dated August 27, 2003, between Mr. Kaplan and LCM Holdings LDC (incorporated by reference to Mr. Kaplan's Schedule 13D filed with the Securities and Exchange Commission on November 21, 2003)

Exhibit 4: Amended Loan and Warrant Agreement, dated as of February 12, 2004, between Electrum LLC, LCM Holdings LDC and Trend Mining Company (incorporated by reference to Mr. Kaplan's Schedule 13D filed with the Securities and Exchange Commission on February 13, 2004)

Exhibit 5: Amendment, dated August 17, 2006 (incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on August 21, 2006.

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2006


                              /s/ Thomas S. Kaplan
                              --------------------
                              Thomas S. Kaplan